UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number 0-2585
CUSIP Number 0000029332

FORM 12b-25

NOTIFICATION OF LATE FILING

Check One:	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-CSR	[ ] Form N-CEN

For Period Ended: March 27, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________________________________________________

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

The Dixie Group, Inc.
Full Name of Registrant

Former Name if Applicable

475 Reed Road
Address of Principal Executive Office (Street and Number)

Dalton, Georgia 30720
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
The Dixie Group, Inc. (the "Company") experienced a ransomware attack on April 17, 2021 which affected access to certain information systems, data, and processes utilized in preparation of the Report. Those systems, relevant data and processes are being restored, and the Company anticipates filing its Report on May 17, 2021.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notiﬁcation:

Allen L. Danzey                (706)                876-5865
(Name) (Area Code)     (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).    [X] Yes     [ ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes     [ X ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Dixie Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2021     By: /s/ Allen L. Danzey
Allen L. Danzey
Chief Financial Officer